                       SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON DC 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                               (AMENDMENT NO. 3)*

                       NEXTGEN COMMUNICATIONS CORPORATION
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                                (Name of Issuer)

                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   65335N 10 8
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                                 (CUSIP Number)

                                Frank J. Fradella
                     c/o Nextgen Communications Corporation
                                11850 Jones Road
                              Houston, Texas 77070
                                 (281) 970-9859
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 30, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box 9.

                  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 6 Pages

---------------------
CUSIP NO. 65335N 10 8                  13D
---------------------

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     1       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Frank J. Fradella
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     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a) [ ]

                                                                         (b) [ ]
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     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*
             OO
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                           [ ]
--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             U.S.A
--------------------------------------------------------------------------------
        NUMBER OF
                              7     SOLE VOTING POWER
         SHARES                     2,252,651(1)
                           -----------------------------------------------------
      BENEFICIALLY            8     SHARED VOTING POWER
                                    0
        OWNED BY           -----------------------------------------------------
                              9     SOLE DISPOSITIVE POWER
          EACH                      2,252,651(1)
                           -----------------------------------------------------
        REPORTING             10    SHARED DISPOSITIVE POWER
                                    0
       PERSON WITH
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             2,252,651(1)
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                                 [ ]
--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             19.2%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             IN
--------------------------------------------------------------------------------

----------

(1) Includes 500,000 shares subject to stock purchase rights, and 250,000 shares subject to stock options, certain of which are exercisable by Frank J. Fradella within 60 days of the date hereof (see Item 4.).



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

ITEM 1. SECURITY AND ISSUER

         The securities covered by this Schedule 13D are shares of common stock, $.001 par value (the "Common Stock"), of Nextgen Communications Corporation (formerly U S Industrial Services, Inc.), a Delaware corporation (the "Company"). The Company's principal executive offices are located at 11850 Jones Road, Houston, Texas 77070.

ITEM 2. IDENTITY AND BACKGROUND

(a) This statement on Schedule 13D is being filed by Frank J. Fradella, an individual who is the President, Chairman and Chief Executive Officer of the Company ("Fradella");

(b) Fradella's business address is c/o Nextgen Communications Corporation, 11850 Jones Road, Houston, Texas 77070;

(c) Fradella's principal occupation is serving as President, Chairman and Chief Executive Officer of the Company;

(d) Fradella has not, during the past five years, been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors);

(e) Fradella has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws;

(f) Fradella is a U.S. citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On November 30, 2001, Fradella transferred 500,000 shares of Common Stock (the "Shares") to Deere Park Capital, L.L.C., an Illinois limited liability company ("Deere Park"), in full satisfaction of a promissory note in the original principal amount of $350,000, which Fradella had given Deere Park in connection with the purchase of certain shares of Common Stock from Deere Park on March 23, 2001.

         On June 29, 2001, in connection with the merger of Point To Point Network Services, Inc., a Massachusetts corporation, into a wholly-owned subsidiary of the Company, Fradella obtained the right, for one year, to vote 2,000,000 shares of Common Stock (the "Voting Rights") that W. Michael Sullivan ("Sullivan") received in the merger, pursuant to a Voting Agreement dated June 29, 2001 (the "Voting Agreement"). On October 1, 2001, the Voting Agreement terminated, and the Voting Rights reverted to Sullivan.

ITEM 4. PURPOSE OF TRANSACTION

         The purpose of the transfer of the Shares to Deere Park was to satisfy the promissory note that Fradella had given Deere Park on March 23, 2001, which had been in default since June 21, 2001. Fradella currently has no other plans to dispose of additional shares of Common Stock. Fradella currently has no plans to acquire additional securities of the Company, except for his potential exercise of (i) stock options granted to him by the Company on October 3, 2000, in connection with his employment, to purchase 250,000 shares of Common Stock at an exercise price of $.65 per share (the "Stock Options"), or (ii) stock purchase rights granted to him by the Company on April 2, 2001, in connection with his employment, to purchase 500,000 shares of Common Stock at an exercise price of $1.25 per share (the "Stock Purchase Rights"). The Stock Options vest over five years, in increments of 50,000 shares per year, commencing on October 3, 2001, and 250,000 shares that could be purchased pursuant to the Stock Purchase Rights are subject to the Company's repurchase rights, which lapse over five years, in increments of 50,000 shares per year, commencing on April 2, 2002.

         Except as set forth above, Fradella has no plans to engage in any transactions described in Paragraphs (b) through (j) of this Item. Any decision by Fradella in the future to acquire or dispose of equity in the Company or to take any other actions with respect to the Company or its securities will depend upon several factors, including the prospects of the Company, general market and economic conditions, and other factors deemed relevant.

ITEM 5. INTEREST IN SECURITIES

(a) As of the date hereof, Fradella beneficially owns 2,252,651 shares of the Company's Common Stock, including 250,000 shares that would result from the exercise of the Stock Options, and 500,000 shares that would result from the exercise of the Stock Purchase Rights. Fradella has elected to include in the calculation required by this Item 5. all shares that would result from the exercise of the Stock Options and the Stock Purchase Rights, including those shares that are not exercisable within 60 days hereof. The 2,252,651 shares owned by Fradella represent 19.2% of 11,721,878, which is the sum of: (i) 10,971,878 shares of Common Stock that the Company had outstanding as of November 13, 2001, as reported in its Form 10-QSB for the quarter ended September 30, 2001, (ii) the 250,000 shares that would result from the exercise of the Stock Options, and (iii) the 500,000 shares that would result from the exercise of the Stock Purchase Rights;

(b)      Number of shares as to which Fradella has:

                           sole power to vote or direct the vote:                           2,252,651
                           shared power to vote or direct the vote:                                 0
                           sole power to dispose or direct the disposition:                 2,252,651
                           shared power to dispose or direct the disposition:                       0

(c) Other than the transactions set forth herein, Fradella has not engaged in any transactions in the Common Stock within the past 60 days;

(d) Not applicable;

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         On June 29, 2001, Fradella entered into the Voting Agreement, whereby Fradella was granted an irrevocable proxy to vote Sullivan's 2,000,000 shares for one year; provided, however, that such Voting Agreement would terminate if Sullivan was not elected to the Company's Board of Directors by September 1, 2001, which Fradella and Sullivan subsequently agreed to extend to October 1, 2001. Sullivan was not elected to the Company's Board of Directors by October 1, 2001, therefore the Voting Agreement terminated on such date.

         On December 27, 2001, in order to document the Stock Options, the Company and Fradella entered into a stock option agreement, a copy of which is attached hereto as an exhibit.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

              1. Agreement dated November 30, 2001, by and among Deere Park Capital, L.L.C., an Illinois limited liability company, Frank
                  J. Fradella, and Nextgen Communications Corporation, a Delaware corporation.

              2. Stock Option Agreement executed December 27, 2001, to be effective as of October 3, 2000, by and between Frank J. Fradella and Nextgen Communications Corporation.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.



         Date: January 3, 2002            /s/ FRANK J. FRADELLA
                                            -------------------------
                                            Frank J. Fradella

                                  EXHIBIT INDEX

EXHIBIT
NUMBER            DESCRIPTION
  1.              Agreement dated November 30, 2001, by and among Deere Park
                  Capital, L.L.C., an Illinois limited liability company, Frank
                  J. Fradella, and Nextgen Communications Corporation, a
                  Delaware corporation.

  2. Stock Option Agreement executed December 27, 2001, to be effective as of October 3, 2000, by and between Frank J.
                  Fradella and Nextgen Communications Corporation.